EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	For the years ended December 31,

	2007		2006		2005		2004		2003

Income before income taxes	$186,498	(1)	$320,496	(2)	$361,806	(3)(4)	$375,199		$310,449	(5)
Add fixed charges:
Interest expense	156,015		162,069		125,765		65,821		64,434
Amortization of debt expense	8,145		8,214		4,800		4,600		4,200
Interest expense-special items	—		—		35,045	(4)	—		12,666	(5)
Interest portion of rent expense	24,913		23,595		19,600		16,000		12,500

Adjusted income	$375,571		$514,374		$547,016		$461,620		$404,249

Fixed charges:
Interest expense	$156,015		$162,069		$125,765		$65,821		$64,434
Amortization of debt expense	8,145		8,214		4,800		4,600		4,200
Interest expense-special items	—		—		35,045	(4)	—		12,666	(5)
Interest portion of rent expense	24,913		23,595		19,600		16,000		12,500

Fixed charges	$189,073		$193,878		$185,210		$86,421		$93,800

Ratio of earnings to fixed charges(6)	2.0	x	2.7	x	3.0	x	5.3	x	4.3	x

(1)

Income before income taxes includes a special charge of $27,883 for restructuring and other related charges. Please see the “Restructuring and Other Related Charges” note of the Notes to Consolidated Financial Statements for further discussion. Also included in income before income taxes is $42,516 and $17,193 for special charges relating to litigation and other related professional fees, and Heartland matters, respectively. Please see the “Commitments and Contingencies” note of the Notes to Consolidated Financial Statements for further discussion.

(2)

Income before income taxes includes a special charge of $29,562 for restructuring and other related charges and a $6,132 special charge associated with retention payments for certain NeighborCare, Inc. employees as required under the acquisition agreement. Please see the “Restructuring and Other Related Charges” note of the Notes to Consolidated Financial Statements for further discussion. Also included in income before income taxes is $125,128 and $33,726 for special charges relating to litigation and other related professional fees, and Heartland matters, respectively. Please see the “Commitments and Contingencies” note of the Notes to Consolidated Financial Statements for further discussion.

(3)

Income before income taxes includes a special charge of $18,779 for restructuring and other related charges.Please see the “Restructuring and Other Related Charges” note of the Notes to Consolidated Financial Statements for further discussion.

(4)

Interest expense includes a special charge of $32,502 before taxes in connection with the debt extinguishment and new debt issuance costs in connection with the financing arrangement undertaken to provide interim and final funding for the NeighborCare, Inc., RxCrossroads, L.L.C. and excelleRx, Inc. transactions, and the repurchase of approximately 98% of the 8.125% senior subordinated notes, due 2011. In addition to the aforementioned items, interest expense also includes a special charge of $2,543 before taxes in connection with estimated interest associated with the settlement of litigation relating to certain contractual issues with two vendors.

(5)

Interest expense includes a special charge of $12,666 before taxes in connection with the call premium and the write-off of unamortized debt issuance costs relating to the Company’s redemption of its 5.0% convertible subordinated debentures.

(6)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.